Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of Material Events

Mumbai, August 17, 2023: Pursuant to the disclosure requirement under Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘the Listing Regulations’), read with Notification no. SEBI/LAD-NRO/GN/2023/131 dated June 14, 2023 and SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023, we are reproducing hereunder relevant material events / information of Tata Motors Limited (‘the Company’) as Annexure-A.

This is for your information and records.

ANNEXURE A

Details of pending litigation(s) or dispute(s) involving the Company, outcome which may have impact on the Company
Sr. No.	Names of the opponent party / court / tribunal / agency	Brief details of the dispute/litigation	Amount involved (Rs. in crore)	Expected Financial Implications, if any, due to compensation, penalty, etc. (Rs. in crore)
Goods and Service Tax
1	Commissioner of Central Goods and Service Tax, Pune	Demand of excise duty on subsidy received from Maharashtra Government under Industrial Promotion Scheme by treating it as additional consideration. Two Show cause notice pending for adjudication before Commissioner. (Period: May 2011 to Mar 2017)	496.89	N.A*
2	Hon'ble High CourtBombay	The Company has preferred an appeal against the Order of Commissioner of Central Goods and Service Tax, Mumbai regarding Service Tax demanded on Authorized Service Station Services, Warranty Payments to dealers, Banking & Financial Services. (Period: 2004-05 to 2010-11)	881.86	N.A*

* Although the amount involved is in excess of the prescribed threshold limit of the Listing Regulations, the Company does not consider these litigations to have any impact on the financial position of the Company.

Income Tax
3	Commission of Income Tax (Appeal)	Years involved Assessment Year 1997- 98 to Assessment Year 2021-22 which includes various Corporate Tax and Transfer Pricing Grounds of Appeals.	18,494.28	5,542.64

4	Income Tax Appellate Tribunal	Years involved Assessment year 1997- 98 to Assessment Year 2021-22 which includes various Corporate Tax and Transfer Pricing Grounds of Appeals.	3,893.70	1,019.31
5	Hon’ble High Court Bombay	Years involved AY 1997-98 to AY 2021-22 which includes various Corporate Tax Grounds of Appeals.	3,746.27	962.24
Legal Matters
6	Hon’ble Supreme Court, New Delhi

On 18.01.2011, Mr. Shamsher Kataria filed information u/s 19(1)(a) of the Competition Act, 2002 against Honda cars India, Volkswagen India and Fiat India for indulging in anti-competitive practices in sale, maintenance, service and repair market of the cars manufactured in India. On 27.01.2011, Mr. Kataria filed a supplementary information against Toyota, Skoda, General Motors, Ford, Nissan Motors, Mercedes Benz, BMW and Audi. On 24.02.2011, Competition Commission (‘CCI’) ordered investigation. On 19.04.2011, Director General requested for permission to expand the scope of investigation to other car manufacturers operating in India, including Tata Motors Ltd. ("TML"); and the same was allowed by CCI. After following a detailed process, CCI vide its order dated 25.08.2014 held the car manufacturers of having indulged in anti-competitive practices. CCI, among other directives, imposed a penalty on TML to the tune of 2% of its total turnover in India, amounting to Rs. 1346.46 crore to be deposited within a period of 60 days of the receipt of order. TML, along with a majority of car manufacturers, challenged the order of CCI in Delhi High Court. On 10.04.2019, the High Court allowedthe Writ petitions partly by striking down Section 22(3) of the Competition Act, 2002. Further, the High Court directed the car manufacturers to challenge the CCI's order in an appeal before NCLAT. Aggrieved by the order of High Court, TML filed a Special Leave Petition before Supreme Court. The other car manufacturers also joined the proceedings, and Supreme Court on 01.07.2019, extended the ad interim relief that was granted by High Court during the pendency of the matter before it.

			1346.46	The precise financial implications cannot be ascertained at this juncture, due to pendency of the case.

		Now the matter shall be listed in due course before Supreme Court for further proceedings.
7	Complaint filed before the Competition Commission of India ("CCI")

Varanasi Auto (‘VASPL’) was appointed as a full range dealer for commercial vehicles in the territory of of Varanasi, Ghazipur, Ballia, Chandauli, Sant Ravidas Nagar, Jaunpur, Bhadohi, etc. VASPL filed application u/s 10 of Insolvency & Bankruptcy Code, 2016 before the NCLT (Allahabad) for initiating the corporate insolvency resolution process. On 24.08.2017, TML issued termination notice to VASPL owing to the non-performance and working capital gaps. TML filed its detailed response with the NCLT. Subsequently, NCLT dismissed the application of VASPL. VASPL challenged the NCLT’s order before NCLAT (New Delhi). NCLAT also dismissed the appeal vide its order dated 20.12.2019. Subsequently, Mrs. Neha Gupta filed a complaint with CCI. A preliminary conference was held on 19.12.2019, during which both the parties argued the matter. CCI directed both the parties to file their written submissions. Another ex-dealer Mr Nishant Bhutada (Kanchan Motors) from Nashik filed almost similar information with CCI, thereby making the same allegations.

On 04.05.2021, CCI passed the order directing its Director General("DG") to conduct an investigation into TML’s business practices based on certain preliminary findings.

The DG concluded his investigationand submitted the report to CCI. TML filed its objections to the report in compliance with CCI's order dated 07.09.2022 and the final arguments in the matter took place on 2nd August 2023.

The matter is now reserved for orders.

			N.A.	N.A.
8	Arbitration between Tata Motors Limited vs. West Bengal Industrial Development Corporation	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (the “West Bengal Government”) enacted a law known as the Singur Land Rehabilitation & Development Act, 2011	934.13	-

(“Singur Act”) and, by virtue of the provisions of abovementioned law, the West Bengal Government took possession of land. In response, the Company challenged the constitutionality of the Singur Act before the High Court at Calcutta. In June 2012, the Division Bench of the Calcutta High Court declared the Singur Act unconstitutional and restored the Company’s rights under the land lease agreement, but the Company did not receive back possession of the land. Thereafter, the West Bengal Government subsequently filed an appeal before the Supreme Court of India in August 2012.

In August 2016, the Supreme Court of India declared the acquisition of the land for the small car project by the West Bengal Government as illegal and directed that the land be returned to the landowners.

The Supreme Court of India’s decision also rendered the West Bengal Government’s lease of the land to TML unviable. However, the lease agreement contained a clause stating that, if the acquisition was deemed illegal, the West Bengal Government would indemnify TML for the capital cost it had incurred on the site. The lease agreement also provided for arbitration as a mechanism to resolve any dispute between TML and West Bengal Industrial Development Corporation (“WBIDC”), the Lessor. When TML raised its claim for compensation for indemnification for capital and other costs, WBIDC declined to grant the same. TML sought arbitration in terms of the lease agreement, in order to resolve the dispute and filed its statement of claim and WBIDC filed a counter claim. Evidence and arguments by the Parties have concluded before the Hon’ble Tribunal.

The matter is now pending for passing of the Award by the Hon’ble Arbitral Tribunal.

- Ends -

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

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Media Contact Information:

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